                                             Filed by BioTransplant Incorporated
                                       Pursuant to Rule 425 under the Securities
                                                          Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934
                                                   Subject Company: Eligix, Inc.
                                                  Commission File No.: 333-53386

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include, but are not limited to, statements about future financial and operating results, the timing of the closing of the pending merger between BioTransplant Incorporated and Eligix, Inc. and the benefits of this merger. The following important factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of BioTransplant's or Eligix' stockholders to approve the merger; costs related to the merger; the difficulty the market may have in valuing the BioTransplant/Eligix business model; the risk that BioTransplant's and Eligix' businesses will not be integrated successfully; the failure of the combined business to realize anticipated benefits of the merger; and other economic, business, competitive and/or regulatory factors affecting BioTransplant's business generally, including those factors set forth in BioTransplant's filings with the Securities and Exchange Commission, including the registration statement on Form S-4 filed by BioTransplant in connection with the merger and BioTransplant's most recent annual report on Form 10-K. BioTransplant is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

On January 8, 2001, BioTransplant filed a registration statement on Form S-4 (File No. 333-53386), which contains a joint proxy statement/prospectus, in connection with its proposed merger with Eligix, Inc. BioTransplant will be preparing an amendment to the registration statement and will be filing this amendment with the Commission as soon as practicable. The joint proxy statement/prospectus (when it is finalized) will be sent to stockholders of BioTransplant seeking their approval of the proposed transaction. A free copy of the joint proxy statement/prospectus and other documents filed by BioTransplant with the Commission are available for free at the Commission's web site at www.sec.gov. BioTransplant stockholders may also obtain the joint proxy statement/prospectus and these other documents without charge by directing a request to: BioTransplant Incorporated, Attention: Richard Capasso, Building 75, Third Avenue, Charlestown Navy Yard, Charlestown, MA 02129, telephone (617) 241-5200.

We urge investors and stockholders to read the joint proxy statement/prospectus and any other relevant documents that BioTransplant has filed and will file with the Securities and Exchange Commission because they contain important information.

BioTransplant and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies from BioTransplant's stockholders to approve the proposed BioTransplant/Eligix merger. Such individuals may have interests in the merger, including as a result of holding options or shares of the companies. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in BioTransplant's joint proxy statement/prospectus contained in the registration statement filed with the Commission with respect to the proposed merger.

On March 12, 2001, BioTransplant issued the following press release announcing its operating results for the fourth quarter and fiscal year ended December 31, 2000:

FOR IMMEDIATE RELEASE

CONTACTS:
BioTransplant Incorporated                    Noonan/Russo Communications, Inc.
Richard Capasso                               Prateek Patnaik (Media), x273
Vice President, Finance & Treasurer           Sharon Weinstein (Investor), x334
(617) 241-5200                                (212) 696-4455
www.biotransplant.com                         www.noonanrusso.com

                       BIOTRANSPLANT INCORPORATED REPORTS
                    FOURTH QUARTER AND YEAR END 2000 RESULTS


Charlestown, MA., March 12, 2001 - BioTransplant Incorporated (Nasdaq: BTRN) today reported financial results for the fourth quarter and year ended December 31, 2000. For the fourth quarter ended December 31, 2000, the Company reported a net loss of $4,271,000 or $0.36 per common share, compared to a net loss of $2,213,000 or $0.26 per common share, for the same period in 1999. Revenues for the fourth quarter of 2000 and 1999 were $110,000 and $2,477,000 respectively. The decrease in revenues was due primarily to an anticipated decrease in research and development support from the Company's collaboration with Novartis Pharma AG, as discussed below.


The Company reported a net loss of $11,679,000 or $1.01 per common share for the year ended December 31, 2000, compared to a net loss of $8,673,000 or $1.01 per common share for the year ended December 31, 1999. Revenues decreased to $4,563,000 for 2000, compared to $8,689,000 for 1999. The decrease in revenues was due primarily to an anticipated decrease in research and development support from the Company's collaboration with Novartis Pharma AG, which came to a conclusion in October 2000, concurrent with the formation of Immerge BioTherapeutics, the Company's joint venture with Novartis in the field of xenotransplantation.


The Company reported cash, cash equivalents and investments of $14,873,000 on December 31, 2000, compared to $21,367,000 on December 31, 1999. The Company anticipates that it has sufficient cash to fund its operating and capital requirements through the middle of 2001. The Company will require substantial additional funds in the near-term to continue operations beyond mid-2001, including, continuing the development and commercialization of its products. Management is actively pursuing various alternatives for raising capital to fund its operations going forward.


"During the year, BioTransplant has moved closer to the goal of becoming the leader in human transplantation therapies for cancer and other serious diseases. The Company has taken many strategic steps culminating in the signing of a definitive merger agreement to acquire Eligix," commented Elliot Lebowitz, Ph.D., president and chief executive officer of BioTransplant. "This an exciting time for us. MedImmune is advancing MEDI-507 for psoriasis in the clinic, and we expect that Immerge BioTherapeutics, our JV with Novartis, will further xenotransplantation research efforts for organ transplantation. We are also moving ahead with the AlloMune System for cancer and other serious diseases. With our planned acquisition of Eligix, which we expect to consummate in the first half of this year, we anticipate having a source of near-term European revenues as well as products in Phase III in 2001."

     HIGHLIGHTS OF THE YEAR 2000 INCLUDE:

o Created Immerge BioTherapeutics, a new xenotransplantation-focused research company, in a joint venture with Novartis AG

o        Signed definitive agreement to acquire Eligix

BioTransplant Fourth Quarter and Year End 2000                      Page 2 of 3

         HIGHLIGHTS OF THE YEAR 2000 (CONTINUED FROM PAGE 1)

o        Bred miniature swine that do not transmit Porcine Endogenous Retrovirus
         (PERV) to humans

o Announced with Massachusetts General Hospital (MGH) a novel, less toxic treatment for lymphoma and leukemia

o        Renewed collaboration in transplantation research with MGH

o        Completed a $9.7 million private placement

o Received U.S. patent covering a novel approach to xenotransplantation tolerance

o Received U.S. patent, along with MGH, covering a unique approach to transplantation and blood cell cancers


BioTransplant Incorporated utilizes its proprietary technologies in re-educating the body's immune responses to allow tolerance of foreign cells, tissues and organs. Based on this technology, the Company is developing a portfolio of products designed to treat a range of medical conditions, including organ and tissue transplantation, cancer and autoimmune disease for which current therapies are inadequate. BioTransplant's products are intended to induce long-term functional transplantation tolerance in humans, increase the therapeutic benefit of bone marrow transplants, and reduce or eliminate the need for life-long immunosuppressive therapy.

IMPORTANT INFORMATION

This announcement contains, in addition to historical information, forward-looking statements about BioTransplant that involve risks and uncertainties. Such statements reflect management's current views and are based on assumptions, including statements about the benefits of the BioTransplant/Eligix merger, the timing of the closing of merger and the benefits of the merger. Actual results could differ materially from those currently anticipated as a result of a number of important factors. Factors that could cause future results to differ materially from such forward-looking statements include, but are not limited to: BioTransplant's ability to secure the substantial additional funding required for its operations and research and development programs; failure of BioTransplant's or Eligix's stockholders to approve the merger; the failure of the combined business to realize anticipated benefits of the merger; the risk that, if the merger is consummated as planned, BioTransplant's and Eligix's business will not be integrated successfully; BioTransplant's ability to successfully discover, develop and commercialize its products, obtain required regulatory approvals in a timely fashion, and overcome other difficulties inherent in developing pharmaceuticals and procedures for organ transplantation; BioTransplant's ability to obtain and enforce the patent protection required for its products; uncertainties as to the extent of future government regulation of the transplantation business; and BioTransplant's ability to maintain collaborations and joint venture alliances with third parties. For a detailed discussion of these and other factors, please refer to BioTransplant's filings with the Securities and Exchange Commission, including the discussion set forth in the section titled "Business - Factors Which May Affect Results" in BioTransplant's current Annual Report on Form 10-K.


Investors and stockholders are urged to read the proxy statement/prospectus relating to the BioTransplant/Eligix merger, filed with the Securities and Exchange Commission by BioTransplant (File No. 333-53386), because it contains important information. The proxy statement/prospectus will be sent to the stockholders of BioTransplant seeking their approval of the proposed transaction. A free copy of the proxy statement/prospectus and other documents filed by BioTransplant with the Commission are available for free at the Commission's web site at http://www.sec.gov. BioTransplant stockholders may also obtain the proxy statement/prospectus and these other documents without charge by directing a request to: BioTransplant Incorporated, Attention: Richard V. Capasso, Building 75, Third Avenue, Charlestown Navy Yard, Charlestown, MA 02129, Telephone (617) 241-5200. BioTransplant and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies from BioTransplant's stockholders to approve the BioTransplant/Eligix merger. Such individuals may have interests in the merger, including as a result of holding options or shares of the companies. A detailed list of the names, affiliations and interests of the participants in the solicitation are contained in BioTransplant's proxy statement/prospectus contained in its registration statement filed with the Commission with respect to the proposed merger.

BioTransplant Fourth Quarter and Year End 2000                      Page 3 of 3

                    BIOTRANSPLANT INCORPORATED AND SUBSIDIARY
                          (A Development Stage Company)

                      CONDENSED CONSOLIDATED STATEMENTS OF
                                   OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                               Three Months Ended                  Year Ended
                                                  December 31,                    December 31,
                                              2000          1999               2000           1999
                                           ------------ --------------      -----------    -----------
Revenues:
            Milestone & License fees                $0         $1,000               $0         $3,500
            Research and development               110          1,477            4,563          5,189

                                           ------------ --------------      -----------    -----------
                Total revenues                     110          2,477            4,563          8,689

Expenses:
            Research and development             4,003          4,248           14,974         15,680
            General and administrative             651            648            2,543          2,446

                                           ------------ --------------      -----------    -----------

                Total operating expenses         4,654          4,896           17,517         18,126
                                           ------------ --------------      -----------    -----------

Interest    (income) expense, net                 (273)          (206)          (1,275)          (764)

Net loss                                       ($4,271)       ($2,213)        ($11,679)       ($8,673)
                                           ============ ==============      ===========    ===========

Basic net loss per common share                 ($0.36)        ($0.26)          ($1.01)        ($1.01)
                                           ============ ==============      ===========    ===========

Shares used in computing basic
  net loss per common share                     11,741          8,642           11,547          8,598
                                           ============ ==============      ===========    ===========


                       SELECTED BALANCE SHEET INFORMATION


                                                          December 31,      December 31,
                                                             2000              1999
                                                        --------------      ------------
            Cash, cash equivalents and
              investments                                     $14,873         $21,367
            Total assets                                       17,158          23,419
            Shareholders' equity                               14,422          15,645


                        SOURCE BioTransplant Incorporated